April 16, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn: Jonathan Burr and Pamela Howell

Re:	Green Stream Holdings Inc.
Offering Statement on Form 1-A
Post -qualification Amendment No. 3
Filed April 15, 2020
File No. 024-11086

Ladies and Gentleman:

The Company is in receipt of the Commission’s letter dated April 15, 2020. The Company made the following amendments to the above referenced filing pursuant to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter.

Post-qualification Amendment No. 3 filed April 15, 2020

In the event this Offering Statement is not qualified on or before March 9, 2020, Selling Shareholder..., page 9

1.        We note the disclosure that if the offering was not qualified by March 9, 2020, the selling securityholders would each receive 30,000 shares of Class B preferred and that this may cause a change of control. Please update this risk factor. In this regard, please also update the disclosure regarding the Settlement on pages 26 and 27.

Response:

We updated the risk factor to state:

Selling Shareholders may claim a breach of the Settlement Agreement despite this Offering having been qualified by March 9, 2020.

The Settlement Agreement, as amended, provides that Selling Securityholders, referred to as Eagle Oil Parties in the Settlement Agreement, are entitled to have shares of the Company’s common stock underlying their convertible notes qualified under this Offering Statement. In the event this offering is not qualified by March 9, 2020, “each one of the 5 members of the … [Selling Securityholders] shall receive 30,000 Class B preferred shares, that shall be fully paid and non-assessable, by March 10, 2020,” as per the Settlement Agreement. Despite this Offering originally being qualified on March 9, 2020, the Selling Shareholders have claimed that the Company breached the Settlement Agreement. The Company disputes this and has engaged in discussions with the Eagle Oil Parties to resolve any issues regarding the Settlement Agreement. Please additionally review Legal Proceedings on page 26.

Additionally, we updated the Legal Proceedings section on page 26 with regard to the Settlement to state:

The Settlement

On May 29, 2019, the Company together with its President and directors entered the Settlement, as defined heretofore. The parties of the settlement amended the Settlement on October 10, 2019, and the Settlement, as amended, requires the Company to include certain provisions into this Offering. Additionally, the Settlement contains the obligation of the Company to qualify this Offering by March 9, 2020,  or Series B Convertible Preferred Stock may be issued to Selling Shareholders in the amount that will grant them significant voting rights but that will no result in their control of the majority of the voting power.. This Offering Circular was initially qualified by the SEC on March 9, 2020.

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Notwithstanding the forgoing, the Eagle Oil Parties claim that the Company breached the Settlement Agreement and that they are entitled to the Series B Preferred Shares. The Company disputes that there was any breach of the Settlement Agreement by the Company and disputes the Eagle Oil Parties’ entitlement to any shares of the Company’s Series B Preferred Stock. In the event the Eagle Oil Parties file a lawsuit in a court of competent jurisdiction and prevail, the Eagle Oil Parties may be entitled to a total of 150,000 shares Series B Preferred Stock the Company that would Grant Eagle Oil Parties significant voting rights, but not the majority of the voting power over the Company, together with other and further relief awarded by the Court.

The text of the Settlement is attached as an Exhibit to this Offering.

Nothing herein is an attempt to interpret the text of the Settlement and/or assess the probability of either party to prevail. That said, the Company is prepared to protect its interests vigorously and assert any and all available defenses and counterclaims in the event of such lawsuit.

Please note that the previous disclosures stated that the issuance of the Series B Preferred Shares could result in a change in control. However, the issuance of 150,000 Series B Preferred Shares will not result in a change in control as Ms. Cammarata holds 600,000 Series B Preferred Shares and would have voting rights such that she maintains voting control.

Should the Staff have any further or questions or comments please contact the understand or Company counsel, Jonathan Leinwand, Esq. at 954-903-7856 or at jonathan@jdlpa.com.

Very Truly Yours,

GREEN STREAM HOLDINGS, INC.

By:/s/ Madeleine Cammarata

Madeleine Cammarata, CEO

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